Exhibit 23.02

CONSENT

As independent petroleum and natural gas consultants, we hereby consent to the reference of our name in the Annual Report on Form 10-K, for the year ended December 31, 2005 of Equitable Resources, Inc, and to the incorporation of our name by reference into Equitable Resources, Inc.’s effective registration statements under the Securities Act of 1933, as amended.  We have no interest of a substantial or material nature in Equitable Resources, Inc., or in any affiliate. We have not been employed on a contingent basis, and we are not connected with Equitable Resources, Inc., or any affiliate as a promoter, underwriter, voting trustee, director, officer, employee, or affiliate.

/s/ Ryder Scott Company, L.P.

RYDER SCOTT COMPANY, L.P.

Houston, Texas

February 17, 2006